UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number: 333-122584

Secunda International Limited

One Canal Street

Dartmouth, Nova Scotia

B2Y 2W1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Secunda International Limited Unaudited Consolidated Financial

Statements for the Three Months Ended December 31, 2005

Secunda International Limited

Consolidated Unaudited Balance Sheets

Denominated in Canadian Dollars

	December 31 2005	June 30 2005
Assets
Current
Cash	$6,699,544	$3,551,575
Receivables	12,054,287	8,836,650
Prepaid expenses	1,520,435	1,356,778

	20,274,266	13,745,003

Vessels, equipment and property, net (Note 11)	205,678,706	186,483,464
Other assets	16,324,730	16,716,746
Deferred tax assets	7,108,876	7,256,592

	$249,386,578	$224,201,805

Liabilities
Current
Payables and accruals	$9,827,944	$11,348,793
Accrued interest	3,836,337	3,619,820
Deferred revenue and vessel charter deposit	3,145,954	—
Current portion of long term debt	32,859,766	13,622,721

	49,670,001	28,591,334

Long term debt, net (Note 3)	167,657,669	169,553,968
Deferred tax liabilities	5,344,076	3,270,127

	222,671,746	201,415,429

Contingencies (Note 8)

Shareholder’s Equity

Preference stock – Class A, par value $0.22 redeemable and retractable, on demand, at $10,000 per share, non-cumulative and non-participating – authorized 100 shares; nil issued and outstanding	—	—
Preference stock – Class B, par value $0.01 redeemable and retractable, on demand at par, non-cumulative and non-participating - authorized 100 shares; nil issued and outstanding	—	—
Preference stock – Class C, par value $1,000 redeemable and retractable at par, non-cumulative and non-participating - authorized 10,000 shares; nil and 1,010 issued and outstanding at December 31, 2005 and June 30, 2005, respectively.	—	—
Common stock - no par value, - authorized 40,000 shares; 1,001 shares issued and outstanding (Note 6)	410	410
Retained earnings (Note 6)	26,714,422	22,785,966

	26,714,832	22,786,376

	$249,386,578	$224,201,805

Subsequent Event (Note 11)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Secunda International Limited

Consolidated Unaudited Statements of Operations

Denominated in Canadian Dollars

	Three months ended		Six months ended
	December 31 2005	Restated December 31 2004	December 31 2005	Restated December 31 2004
Total revenues	$24,361,517	$17,090,659	$46,492,730	$32,006,066

Costs and expenses
Operating expenses	11,411,422	9,974,971	22,711,698	17,898,954
Depreciation and amortization	4,217,171	3,601,484	7,958,612	6,753,907
Lease expense	—	5,650	—	730,162
Capital taxes	169,582	184,625	321,578	263,719
General and administrative	1,960,652	1,331,423	3,431,308	2,542,697

	17,758,827	15,098,153	34,423,196	28,189,439

	6,602,690	1,992,506	12,069,534	3,816,627

Other income (loss) (Note 5)	(1,377,264)	8,261,948	6,555,728	13,059,222

Debt breakage and deferred finance cost write off	—	—	—	5,047,672
Interest expense	5,618,372	4,232,904	10,742,512	7,608,256

	5,618,372	4,232,904	10,742,512	12,655,928

Earnings (loss) from continuing operations before income taxes	(392,946)	6,021,550	7,882,750	4,219,921

Income taxes (recovery) (Note 2)	(23,618)	606,341	2,234,294	(842,547)

Earnings (loss) from continuing operations	(369,328)	5,415,209	5,648,456	5,062,468

Discontinued operations (Note 9)

Loss before income taxes from discontinued operations	—	(25,669)	—	(17,098)
Income tax recovery	—	(9,785)	—	(6,518)

Loss from discontinued operations	—	(15,884)	—	(10,580)

Net earnings (loss)	$(369,328)	$5,399,325	$5,648,456	$5,051,888

Earnings (loss) per share (Note 2)
Basic
Continuing operations	$(369)	$5,410	$5,643	$5,057

Discontinued operations	$—	$(16)	$—	$(10)

Total	$(369)	$5,394	$5,643	$5,047

Diluted
Continuing operations	$(369)	$5,410	$5,643	$5,057

Discontinued operations	$—	$(16)	$—	$(10)

Total	$(369)	$5,394	$5,643	$5,047

Weighted average basic and diluted shares outstanding	1,001	1,001	1,001	1,001

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Secunda International Limited

Consolidated Unaudited Statements of Cash Flows

Denominated in Canadian Dollars

	Three months ended		Six months ended
	December 31 2005	Restated December 31 2004	December 31 2005	Restated December 31 2004
Cash derived from (applied to)
Operating
Net earnings (loss)	$(369,328)	$5,399,325	$5,648,456	$5,051,888
Depreciation and amortization	4,217,171	3,603,483	7,958,612	6,755,906
Amortization of discount on Senior Secured Notes	56,795	51,451	112,194	70,839
Amortization of deferred financing costs	202,481	170,101	399,406	276,863
Write off deferred finance costs and other	—	5,643	—	2,297,894
Provision for (recovery of) deferred taxes (Note 2)	94,356	368,116	2,221,662	(1,135,415)
Expenditures for drydocking and maintenance capital	(1,452,512)	(1,598,596)	(2,410,682)	(2,686,518)
Non-cash settlement of receivable	—	(3,444,520)	—	(3,444,520)
Deferred vessel preparation costs (Note 4)	(108,728)	—	(601,239)	—
Translation of foreign currency denominated debt	445,300	(8,312,500)	(7,667,200)	(12,543,750)
Impairment of long-lived asset (Note 11)	1,063,344	—	1,063,344	—
Gain on disposal of assets	—	—	—	(8,325)

	4,148,879	(3,757,497)	6,724,553	(5,365,138)

Change in operating assets and liabilities
Trade accounts and other receivables	(328,172)	(1,164,380)	(2,780,710)	(2,931,080)
Inventory	—	38,564	—	7,866
Prepaid expenses	(148,064)	(1,601,900)	(163,657)	(1,859,983)
Payables and other accruals	(468,761)	2,464,984	(1,520,849)	2,255,773
Accrued interest payable	244,883	3,549,299	216,517	3,931,383
Accrued lease payable	—	—	—	(1,142,428)
Deferred revenue and vessel charter deposit	1,962,660	—	3,145,955	—

Cash derived from (used for) operating activities	5,411,425	(470,930)	5,621,809	(5,103,607)

Investing
Advances from companies related to shareholder	—	49,198	—	—
Advances to companies related to shareholder	(612)	(410)	(888)	(26,525)
Advances to Parent company	—	(26,620)	(413)	(78,026)
Proceeds from sales type lease and note receivable	109,276	6,250	190,528	12,500
Purchase of vessels, equipment and property	(16,856,884)	(3,898,031)	(26,782,845)	(28,889,643)

Cash (used for) investing activities	(16,748,220)	(3,869,613)	(26,593,618)	(28,981,694)

Financing
Proceeds from long term debt	15,380,850	3,200,000	25,735,673	163,724,219
Repayment of long term debt	(425,188)	(349,300)	(839,920)	(113,936,009)
Debt issue costs	(162,527)	(38,564)	(192,112)	(7,749,043)
Initial public offering costs	(53,713)	—	(583,863)	—
Redemption of retractable preferred shares	—	(1,000,001)	—	(1,000,001)
Dividends (Note 6)	—	(5,499,999)	—	(5,499,999)

Cash (used for) derived from financing activities	14,739,422	(3,687,864)	24,119,778	35,539,167

Net increase/(decrease) in cash	3,402,627	(8,028,407)	3,147,969	1,453,866

Cash
Beginning of period	3,296,917	10,297,018	3,551,575	814,745

End of period	$6,699,544	$2,268,611	$6,699,544	$2,268,611

Taxes Paid	$—	$145,000	$—	$199,000

Interest Paid	$5,114,000	$461,000	$10,063,000	$3,329,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

1. Organization and Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information relating to our organization and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles has been condensed or omitted in these financial statements pursuant to such rules and regulations. However, we believe that the disclosures herein are adequate to make the information presented not misleading. The consolidated balance sheet at June 30, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. It is recommended that these unaudited consolidated financial statements be read in conjunction with the financial statements and notes thereto for the year ended June 30, 2005.

In the opinion of management, all adjustments, which include reclassification and normal recurring adjustments, necessary to present fairly the financial statements for the periods indicated have been made. All significant intercompany accounts and transactions between Secunda International Limited and it’s subsidiaries, including the issue of 1,010 Class C preference shares to a subsidiary (June 30, 2005 - only) have been eliminated.

2. Reclassifications and restatement

Certain previously reported amounts have been reclassified to conform to the fiscal 2006 presentation.

During the quarter ended June 30, 2005, it was determined that the tax rate being applied to tax effect the unrealized foreign exchange gain resulting from the translation of the Company’s Senior Secured Notes should be changed. As a result of this change, income taxes for the three months ended and six months ended December 31, 2004 increased by $526,443 and $787,225, respectively, and earnings from continuing operations and net earnings decreased by $526,443 and $787,225, respectively. In addition, earnings per share from continuing operations and in total decreased by $526 and $786 for the three and six months ended December 31, 2004 respectively.

3. Long term debt

On August 26, 2004, the Company issued $125.0 million USD of Senior Secured Notes. These Notes are non-amortizing, mature September 2012, were issued at a price of 98.5% and bear interest at LIBOR plus 800 basis points (12.15% at December 31, 2005), reset quarterly. The Senior Secured Notes pay interest quarterly on January 15, April 15, July 15 and October 15, commencing January 15, 2005 and have the following redemption provisions:

•	At any time prior to September 1, 2007, the Company may redeem up to 35% of the Notes at a redemption price (expressed as a percentage) equal to the sum of (i) 100% plus (ii) the interest rate per annum (expressed as a percentage) in effect on the date which notice is given, plus accrued interest and unpaid interest thereon, with net cash proceeds of certain equity offerings, as long as at least 65% of the aggregate principal amount of the notes issued pursuant to the indenture remains outstanding after the redemption.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

3. Long term debt (continued)

•	On or after September 1, 2006 the Company is entitled to redeem all or a portion of the Notes at the redemption prices (expressed in percentages of principal amounts) set out below for the 12 month period then commencing, plus accrued interest and unpaid interest thereon, if any:

September 1, 2006	104.0%
September 1, 2007	102.0%
September 1, 2008	101.0%
September 1, 2009 and thereafter	100.0%

•	On each August 1, from August 1, 2006 through August 1, 2011, the Company will be required to offer to purchase Notes in an aggregate principal amount of US$3.8 million for cash at 100% of the principal amount of the Notes, plus accrued and unpaid interest.

The Company is subject to certain covenants, including among others provisions limiting it’s, and certain subsidiaries’, ability to incur additional indebtedness or issue preferred stock, pay dividends to stockholders, make certain investments and sell certain assets.

The net proceeds from the above Notes were used to repay all of the Company’s long-term debt, capital and vessel operating lease obligations outstanding at that time, with the exception of the long-term debt associated with the vessel Bold Endurance, which had an outstanding balance in the amount $19.5 million as of December 31, 2005. This loan bears interest at Canadian Bankers Acceptance rate plus 4.88% (8.07% at December 31, 2005), is repayable monthly and matures in July 2013.

As security for the Senior Secured Notes, and the Revolving Senior Secured Bank Credit Facility, the Company has provided a first priority lien over 11 of its vessels (as specified in the loan indenture), assignment of charter hire pertaining to the 11 vessels and assignment of insurance proceeds pertaining to the 11 vessels. In addition, the Company has provided a first priority lien over all of the outstanding capital stock of each subsidiary of the Company which owns one or more of the 11 vessels or related vessel assets, or charters or arranges charters for one or more of the 11 vessels. The Company has also provided a first priority lien over all general intangibles owned or acquired by the Company or any of its subsidiaries necessary, exclusively used for, and in connection with the, ownership, expansion, operation, use, maintenance or sale or other disposition of any of the 11 vessels or other vessel assets.

As security for the long term debt associated with the vessel Bold Endurance, the Company has provided a first marine mortgage, and assignment of charter hire and insurance proceeds related to the vessel.

Concurrent with the offering of the Notes, the Company entered into a new $40 million Revolving Senior Secured Bank Credit Facility available for vessel acquisitions or, subject to a limit of $20.0 million for general and corporate purposes. This facility bears interest at LIBOR plus a margin of 1.75% to 3.25%, (6.55% at December 31, 2005) adjusted quarterly, based on the ratio of funded debt to EBITDA (a non-GAAP measure, as defined in the credit agreement). The revolving feature of the facility is in place until February 2007 at which time the then outstanding balance converts to a term loan with semi annual payments, equal to 4.1% of the outstanding balance at conversion, payable in August and February of each year, and final maturity in February 2012. At December 31, 2005 drawings against this facility totalled $26.2 million.

On November 14, 2005, the Company entered into a Vessel Acquisition Term Loan Facility agreement in an amount up to US$9.0 million for the financing of a vessel acquisition. On November 14, 2005, the Company made a single draw on this facility in the amount of US$8.0 million, which has become the maximum amount of the facility. The term loan is repayable in 10 equal semi-annual principal instalments, commencing May 14, 2007, bears interest at LIBOR, plus an adjustment related to a “reserve percentage” under regulations issued from time to time by the Federal Reserve Board, plus a margin of 3.75% (7.625% at December 31, 2005). As security for the loan the Company has provided a first marine mortgage, and an assignment of charter hire and insurance proceeds related to the acquired vessel.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

3. Long term debt (continued)

In connection with the Revolving Senior Secured Bank Credit Facility, and the Vessel Acquisition Term Loan Facility the Company is subject to a number of restrictions, including restrictions on incurring additional indebtedness, on declaring dividends, on creating liens on vessels, minimum EBITDA and working capital requirements, and collateral maintenance requirements.

Vessels with a total book value of $192.1 million have been pledged as security for all of the above noted facilities

On August 2, 2005, the Company entered into a loan agreement in the amount of $1.9 million for the financing of certain dynamic positioning system equipment. The loan is repayable in 10 equal semi-annual principal and interest installments, commencing February 2, 2006, bears interest at LIBOR plus 0.35% (3.22% at December 31, 2005) and is secured by way of promissory note.

As at December 31, 2005, the Company was in compliance with the covenants on all of its outstanding indebtedness.

4. Deferred vessel preparation costs

Incremental costs incurred that directly relate to preparation of a vessel for a bareboat charter are deferred and recognized over the primary charter term. If the charter is terminated prior to the end of the charter term, the remaining deferred amount will be immediately expensed.

5. Other income (loss), net

	Three months ended December 31		Six months ended December 31
	2005	2004	2005	2004
Gain (loss) on disposal of assets	$—	$(33,060)	$—	$(24,735)
Impairment of long-lived asset	(1,063,344)	—	(1,063,344)	—
Foreign exchange gain (loss)	(358,887)	8,260,311	7,522,862	13,015,860
Interest	33,014	28,713	48,012	54,837
Other	11,953	5,984	48,198	13,260

	$(1,377,264)	$8,261,948	$6,555,728	$13,059,222

Included in foreign exchange gain (loss) for the three months ended December 31, 2005 and 2004 is $(445,300) and $8,312,500, respectively, of translation gain on foreign currency denominated debt. Included in foreign exchange gain for the six months ended December 31, 2005 and 2004 is $7,667,200 and $12,543,750, respectively, of translation gain on foreign currency denominated debt.

In January 2006, the Company reached a verbal agreement for the sale of its Remote Operated Vehicle (“ROV”) for US$1.55 million ($1.8 million Canadian Dollar equivalent at December 31, 2005). On February 24, 2006 the Company received a deposit in the amount of US$75,000 ($86,400 Canadian Dollar equivalent) from the purchaser for the ROV. At December 31, 2005 the ROV is classified as “to be held and used” and is classified under the oil and gas services segment. Based upon the agreed sales price for the ROV, an impairment in long-lived asset in the amount of $1.1 million has been recorded at December 31, 2005.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

6. Changes in shareholder’s equity

	Common Stock		Retained Earnings	Total Stockholder’s Equity
	Shares	Amount
Balance at June 30, 2005	1,001	$410	$22,785,966	$22,786,376
Net earnings	—	—	5,648,456	5,648,456
Redemption of stock	—	—	—	—
Dividends	—	—	(1,720,000)	(1,720,000)

Balance at December 31, 2005	1,001	$410	$26,714,422	$26,714,832

On December 29, 2005, the Company declared a dividend in the amount of $1,720,000 payable on December 30, 2005. The dividend proceeds were used by the Company’s Parent to repay its indebtedness to the Company and to advance funds to other Companies related to the shareholder to enable them to repay their indebtedness to the Company. This series of transactions was recorded by journal entries and cheques were not issued. Accordingly, the dividends and subsequent repayment of receivables have not been reflected in the statements of cash-flows.

7. Segmented information

The Company’s business has historically been primarily comprised of two segments, oil and gas services and construction and maintenance services.

The oil and gas services segment charters vessels to service offshore drilling rigs and production platforms both domestically and internationally. Platform supply vessels transport drill pipe, drilling fluids and construction materials as well as deck cargo, liquid mud, fuel and water. Anchor handling tug supply vessels have powerful engines and deck mounted winches and are capable of towing and positioning offshore drilling rigs, barges and performing general towing services, as well as providing supply vessel services. Standby safety vessels provide a means of evacuation and rescue for platform and rig personnel in the event of an emergency at an offshore installation. Other oil and gas services vessels provide platforms for oil and gas operators to use for services such as subsea pipe lay, accommodations, remote operated vehicles and diving.

The construction and maintenance services segment in the past provided vessel services to customers in the sub-sea telecommunications industry. During fiscal 2005, the Company completed its final contract in the sub-sea telecommunications industry and the vessels were subsequently reassigned to the oil and gas sector. During the quarter ended June 30, 2005, the Company reassessed its basis of segmentation and, commencing with the third quarter of fiscal 2005, eliminated the construction and maintenance segment.

Revenues, expenses and assets not allocated to the oil and gas or construction and maintenance segments have been included in corporate and other.

Geographic segmentation of allocated revenues, property and equipment is based upon the location where services are provided. Unchartered vessels are allocated based upon the location where they are expected to deliver service.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

7. Segmented information (continued)

As disclosed in Note 3 to the financial statements, on August 26, 2004 the Company completed a corporate issue of Senior Secured Notes in the amount of $125.0 USD million, and retired all of the Company’s then outstanding long-term debt and capital and vessel operating lease obligations, with the exception of the long-term debt associated with the vessel Bold Endurance.

Accordingly, as all of the Company’s financing, with the exception of the long-term debt associated with the vessel Bold Endurance, and a new facility for the Acadian Sea, is not related to specific vessels, and to conform to the manner in which our chief decision maker reviews, and we manage, our business, management does not allocate interest expense to individual segments.

	Three months ended December 31, 2004
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$12,162,049	$4,177,865	$750,745	$17,090,659
Interest expense	$—	$—	$4,232,904	$4,232,904
Depreciation and amortization	$3,017,149	$368,375	$215,960	$3,601,484
Segment earnings before taxes	$138,884	$3,582,456	$2,300,210	$6,021,550
Segment capital asset expenditures	$3,880,673	$5,572	$11,786	$3,898,031

	Three months ended December 31, 2005
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$23,386,337	$—	$975,180	$24,361,517
Interest expense	$—	$—	$5,618,372	$5,618,372
Depreciation and amortization	$3,961,167	$—	$256,004	$4,217,171
Segment earnings (loss) before taxes	$8,629,329	$—	$(9,022,275)	$(392,946)
Segment assets	$215,384,390	$—	$34,002,188	$249,386,578
Segment capital asset expenditures	$16,856,884	$—	$—	$16,856,884

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

7. Segmented information (continued)

	Six months ended December 31, 2004
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$24,187,860	$6,225,570	$1,592,636	$32,006,066
Interest expense	$—	$—	$7,608,256	$7,608,256
Depreciation and amortization	$5,619,177	$703,498	$431,232	$6,753,907
Segment earnings (loss) before taxes	$3,176,445	$4,778,243	$(3,734,767)	$4,219,921
Segment capital asset expenditures	$28,720,359	$5,572	$163,712	$28,889,643

	Six months ended December 31, 2005
	Oil and Gas Services	Construction and Maintenance	Corporate and Other	Total
Revenue from external customers	$44,808,693	$—	$1,684,037	$46,492,730
Interest expense	$—	$—	$10,742,512	$10,742,512
Depreciation and amortization	$7,500,363	$—	$458,249	$7,958,612
Segment earnings (loss) before taxes	$15,912,244	$—	$(8,029,494)	$7,882,750
Segment assets	$215,384,390	$—	$34,002,188	$249,386,578
Segment capital asset expenditures	$26,770,595	$—	$12,250	$26,782,845

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

7. Segmented information (continued)

Geographic information

	Revenues
	Three months ended		Six months ended
	December 31 2005	December 31 2004	December 31 2005	December 31 2004
Canada	$9,984,960	$13,591,305	$18,831,319	$27,603,680
International	14,376,557	3,499,354	27,661,411	4,402,386

	$24,361,517	$17,090,659	$46,492,730	$32,006,066

			Property and Equipment
			December 31 2005	June 30 2005
Canada			$96,627,591	$107,876,735
International			109,051,115	78,606,729

			$205,678,706	$186,483,464

8. Contingencies

The Company from time to time enters into agreements in the normal course of its business, such as service arrangements and leases, and in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breaches of representation and warranty or with future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and may extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Under the Company’s mutual protection and indemnity (P&I) marine insurance policies, the Company could be liable for additional premiums to cover investment losses and reserve shortfalls. Additional premiums can only be assessed for open policy years. The Company’s P&I insurer closes a policy year three years after the policy year has ended. Policy years subsequent to 2002 are still open, but there have been no additional premiums assessed for these policy years. The Company believes it is unlikely that additional premiums for those policy years will be made. The Company will record a liability for any such additional premiums if and when they are assessed and the amount can be reasonably estimated.

The Company has agreed to indemnify its directors and officers, and particular employees in accordance with the Company’s policies. The Company maintains insurance policies that may provide coverage against certain claims.

Secunda International Limited

Notes to the Unaudited Consolidated Financial Statements

Denominated in Canadian Dollars

December 31, 2005

9. Discontinued operations

In June 2005, an outside party seeking to acquire the remainder of the Company’s retail/wholesale activities operated under the name Pol-E-Mar approached the Company. A transaction was completed on June 30, 2005 for the acquisition by the third party of the shares of Pol-E-Mar.

The operating results for the above operation have been reclassified to discontinued operations in these financial statements, in the related periods.

10. Other matters

On September 28, 2005, the Company filed a Form F-1 Registration Statement with the United States Securities and Exchange Commission. Under the terms of this statement, the Company proposes to issue common shares without nominal or par value for a proposed maximum aggregate offering price of US $115 million.

11. Subsequent event

As previously disclosed, in Note 5 to these financial statements, in January 2006, the Company reached a verbal agreement for the sale of its Remote Operated Vehicle (“ROV”) for US$1.55 million ($1.8 million Canadian Dollar equivalent at December 31, 2005). On February 24, 2006 the Company received a deposit in the amount of US$75,000 ($86,400 Canadian Dollar equivalent) from the purchaser for the ROV.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

SECUNDA INTERNATIONAL LIMITED

/s/ P.L. Meier
P. L. Meier
Date: March 1, 2006	Vice President – Finance